Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Nine Months
	Ended	Ended
	September 30, 2002	September 30, 2002

Basic:

Average common shares outstanding	15,730,182	14,879,883

Total	15,730,182	14,879,883

Net Income	$14,306,216	$39,327,257

Per Share Amount	$0.91	$2.64

Diluted:

Average common shares outstanding	15,730,182	14,879,883

Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	510,012	485,469

Total	16,240,194	15,365,352

Net Income	$14,306,216	$39,327,257

Per Share Amount	$0.88	$2.56